

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

Via E-mail
Mr. Kyle R. Sugamele
Chief Legal Officer
Concur Technologies, Inc.
18400 NE Union Hill Road
Redmond, WA 98052

> **Re:**   **Concur Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 15, 2012**
> **File No. 000-25137**

Dear Mr. Sugamele:

We have reviewed your letter dated March 8, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 25, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Years 2012 and 2011

Income Tax Expense, page 27

1.   We note your response to prior comment 1 and your disclosure that the negative effective tax rate for 2012 was primarily the result of losses in tax jurisdictions where you are not able to record a tax benefit. However, your disclosure does not include the reasons why you are not able to record a tax benefit in certain tax jurisdictions, and also does not include the reasons for significant changes in your foreign rate differential as compared to prior periods. Please tell us what consideration you gave to disclosing these factors in

future filings, including changes attributable to the establishment of the new foreign sales and intellectual property companies and the foreign countries that most significantly impacted your foreign tax rate differential.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition, page 43

2.   We note your response to prior comment 2. Please confirm that you will revise your future filings to clarify which arrangements are accounted for under ASC 985 and which arrangements are accounted for under ASC 605.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief

cc: Via E-mail
        Frank Pelzer, Chief Financial Officer